SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                         True North Communications, Inc.
                                 (Name of Issuer)


                        Common Stock, Par Value $.33-1/3
                          (Title of Class of Securities)


                                   344872 10 6
                                  (CUSIP Number)

                               Thomas J. Kuhn, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 April 12, 1995
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ].



                          (Continued on following pages)





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         CUSIP No. 3418972 10 6


              1)   Names of Reporting Persons; S.S. or I.R.S.
                   Identification Nos. of Above Persons

                              Publicis Communication


              2)   Check the Appropriate Box if a Member of a Group

                   (a)
                   (b)


              3)   SEC Use Only


              4)   Source of Funds                                00


              5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e)


              6)   Citizenship or Place of Organization       France


                        7)   Sole Voting Power            2,329,000

         Number of
         Shares Bene-   8)   Shared Voting Power                  -0-
         ficially
         Owned by
         Each Report-   9)   Sole Dispositive Power       2,329,000
         ing Person
         With
                        10)  Shared Dispositive Power             -0-


              11)  Aggregate Amount Beneficially Owned by Each Reporting
                   Person                                 2,329,000


              12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares


              13)  Percent of Class Represented by Amount in Row (11)
                                                                  19.8%


              14)  Type of Reporting Person                       CO




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         CUSIP No. 3418972 10 6


              1)   Names of Reporting Persons; S.S. or I.R.S.
                   Identification Nos. of Above Persons

                                  Publicis S.A.


              2) Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a)
                   (b)


              3)   SEC Use Only


              4)   Source of Funds                                00


              5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


              6)   Citizenship or Place of Organization       France


                        7)   Sole Voting Power            2,329,000

         Number of
         Shares Bene-   8)   Shared Voting Power                  -0-
         ficially
         Owned by
         Each Report-   9)   Sole Dispositive Power       2,329,000
         ing Person
         With
                        10)  Shared Dispositive Power             -0-


              11)  Aggregate Amount Beneficially Owned by Each Reporting
                   Person                                 2,329,000


              12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares


              13)  Percent of Class Represented by Amount in Row (11)
                                                                  19.8%


              14)  Type of Reporting Person                   HC, CO



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              This Amendment No. 3 to Schedule 13D (this "Amendment")

         with respect to True North Communications, Inc., a Delaware corporation (the "Company") is being filed on behalf of

         Publicis S.A., a societe anonyme organized and existing under the laws of France ("Publicis"), and Publicis Communication, a societe anonyme organized and existing under the laws of France

         ("Communication") (Publicis and Communication being hereinafter referred to collectively as the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by the

         Reporting Persons on January 30, 1989, as amended to date.

         Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D.


         Item 6.   Contracts, Arrangements, Understandings or

         Relationships with Respect to Securities of the Issuer.


                   Item 6 of Schedule 13D is hereby amended, in

         pertinent part, by adding to the end thereof the following:


                   On April 12, 1995, Publicis and the Company entered

              into a letter agreement to commence negotiations with

              respect to certain matters that have been the subject of a dispute between them and to otherwise suspend certain

              dispute resolution and other proceedings currently pending between them.  A copy of the letter agreement is attached

              hereto as Exhibit A and incorporated herein by reference.



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         Item 7.   Material to be Filed as Exhibits.


                   The following exhibit is filed herewith:

                   Exhibit A --   Letter Agreement dated April 12, 1995

                                  between Publicis S.A. and True North

                                  Communications Inc.








































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                                    SIGNATURES

                   After reasonable inquiry and to the best of its

         knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:    April 14, 1995

                                       PUBLICIS S.A.


                                       By:   /s/  Maurice Levy
                                            Maurice Levy,
                                            President



                                       PUBLICIS COMMUNICATION


                                       By:  /s/  Jean-Paul Morin
                                            Jean-Paul Morin,
                                            Secretaire General
























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